Conolog Corporation

5 Columbia Road, Somerville, New Jersey 08876-3588 / 908 722-8081 Fax No. 908 722-5461

March 9, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Brian Cascio, Accounting Branch Chief

RE:	Conolog Corporation
Item 4.01 Form 8-K
Filed March 7, 2011
File No. 000-8174

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in a comment letter dated March 7, 2011 relating to the above-referenced filing of Conolog Corporation (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Form 8-K dated March 3, 2011

1. We see that you have not filed the Exhibit 16 letter from the predecessor auditors as required by Item 304(a)(3) of Regulation S-K. Please file a complete amendment including the letter from the predecessor auditors in Exhibit 16.

Response:

The Company has filed a complete amendment including the letter from the predecessor auditors in Exhibit 16 in accordance with the Staff’s comment.

2. Please tell us if the new audit firm as indicated in the Form 8-K is the same firm registered with the PCAOB as Wolinetz, Lafazan & Company, CPA’s, P.C.

Response:

The new audit firm is the same firm registered with the PCAOB as Wolinetz, Lafazan & Company, CPA’s, P.C.

In connection with our responses to the above comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in filing;
  The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information or details, please contact me.

Sincerely,

/s/ Marc Benou
President
Conolog Corporation